N E W S R E L E A S E

February 23, 2017

Nevsun Announces 2016 Results; Provides 2017 Outlook and
Redeploys $120 Million to Fund Timok

Nevsun Resources Ltd. (TSX:NSU) (NYSE MKT:NSU) (Nevsun or the Company) today reported its financial and operating results for the year ended December 31, 2016 and its outlook for 2017. Nevsun also announced that its Board of Directors is redeploying approximately $120 million over a four-year period from its corporate dividend toward development of the Timok high-grade copper-gold project in Serbia. Nevsun has determined that the development of the Timok Upper Zone represents by far the Company’s best allocation of capital.

Effective with the first quarter of 2017, the quarterly dividend rate will be $0.01 per share. On an annualized basis, the cash cost of the dividend at the new rate will be approximately $10 million (based on the number of outstanding common shares and recent dividend re-investment participation rate) compared with $40 million previously.

Cliff Davis, Nevsun CEO commented, “The transformation of Nevsun to a geographically diversified base metals producer is well underway. The Bisha Mine in Eritrea remains an important cash flow generator and the high-grade Timok Upper Zone development, which gives Nevsun market leading growth, is rapidly advancing. We have made significant progress toward the next key Timok Upper Zone milestones. We expect to deliver a Pre-Feasibility Study on Timok in September and to break ground on the decline in the fourth quarter.

The dividend decision will help Nevsun fund Timok while preserving a strong balance sheet. With anticipated production in 2021 from the Timok Upper Zone, we will be re-allocating approximately $120 million of capital over the next four years toward growth. Consistent with our beliefs, Nevsun retains a peer leading current yield of 1.3%.

We continue to have strong support from our host country governments and other stakeholders and look forward to a productive 2017.”

Full year 2016 highlights

  Continued first quartile safety performance at Bisha;
  Completed the acquisition of Reservoir, which included the high-grade copper-gold Timok Project;
  Advanced the Timok Project Upper Zone pre-feasibility study with commencement of a major drilling program and technical studies;
  Completed the acquisition of significant additional exploration licenses in the Bisha District;
  Delivered the Bisha zinc expansion project on time and under budget;
  Successfully commissioned the Bisha zinc expansion circuit, declared commercial production on October 1, 2016, and produced 90.2 million pounds of zinc in concentrate;
  Sold 90,000 gold equivalent ounces from stockpiles;
  Supergene copper production of 55.8 million pounds at a C1 cash cost of $1.04 per payable pound sold;
  Generated earnings per share attributable to Nevsun shareholders of $0.04, and $80 million in operating income; and
  Paid quarterly dividend of $0.04 per share and implemented a dividend reinvestment plan.

2016 Financial Review (millions of US dollars)

	2016	2015
Revenue	$230.7	$356.9
Operating income	80.5	92.7
Net income	31.1	45.9
Net income attributable to Nevsun shareholders	11.4	22.8
Basic earnings per share attributable to Nevsun shareholders	0.04	0.11
Working capital	201.1	462.1

Copper price realized, per payable pound sold	2.13	2.32
Zinc price realized per payable copper pound sold	1.17	-
C1 cash cost per payable copper pound sold	1.04	1.31
C1 cash cost per payable zinc pound sold	$1.06	$-

Bisha had a strong close out of the supergene phase, including monetizing approximately 90,000 ounces of gold equivalent ounces from stockpiled material, which lead to a strong first half of the year. The second half of the year saw Bisha make less than satisfactory progress on producing a saleable copper concentrate in the copper circuit, though, as discussed further below, we have seen improved performance. Meanwhile, the current zinc price and treatment charge environment has enabled Bisha to continue to generate positive cash flow from operations.

2017 Outlook Highlights

  Maintain top quartile safety performance
  Timok Upper Zone Copper-Gold Project
    Deliver pre-feasibility study in September 2017, with an initial reserve
    Obtain necessary permits and begin decline development in Q4 2017
    Rapidly advance overall project to production in 2021
  Bisha Zinc-Copper Mine
    Produce 200 to 230 million pounds of zinc
    Produce 10 to 20 million pounds of copper
    Monetize 10,000 gold equivalent ounces from stockpiles
  Exploration
    Complete 130,000 metres of budgeted exploration and development drilling
    Update Bisha resource and reserve in Q2 2017 including indicative underground study
  Continue paying a quarterly dividend at the new rate

Outlook: Timok Copper-Gold Project

The Company expects to invest $45 million at the Timok Upper Zone Project during 2017. The pre-feasibility study remains on budget and on time for delivery in September 2017. There has been significant progress toward the other key 2017 milestone, commencing the decline in Q4 2017. The Company has completed approximately half of the required decline permitting obligations to-date and will begin the tendering process for the decline construction during Q2 2017. Other key Upper Zone activities, including the Environmental Impact Assessment (EIA) and land acquisition, are progressing well.  Keeping the Upper Zone on track for production in 2021 is Nevsun’s top priority.

For Timok Lower Zone porphyry exploration, drilling the planned approximate 60,000 metre, $20 million program continues.  Expenditure in 2017 is estimated at $17 million. Freeport-McMoRan, the joint venture partner on the Lower Zone project, continues to work with Nevsun to design and execute the program.

Outlook: Bisha Zinc-Copper Mine

Nevsun expects Bisha to process 2.4 million tonnes of primary ore with zinc and copper feed grades of 6.0% and 1.0% respectively. As previously disclosed, in Q4 2016 Bisha was able to produce a bulk concentrate in the copper circuit but was unable to consistently produce a saleable copper concentrate. However there has been more recent success in producing a saleable concentrate in early 2017 after various plant modifications and procedural changes, and progressive learnings from the recent geo-metallurgy program over the past 4 to 5 months. While no definitive sustainable solution has been achieved as yet, the ongoing test work by Bisha management and two separate external specialist companies continues to facilitate improvements in the overall approach to processing the variable ore that has been encountered thus far during the primary phase. Progressive improvements in copper concentrate production are expected throughout the year which allows for some upside, and Bisha will plan in future years to produce the feasibility levels of copper and zinc concentrates. Our objective remains to achieve 40 to 50 million pounds of annual copper in concentrate production during 2018 and beyond.

During 2017, Nevsun expects zinc and copper recoveries in both circuits to average 70% and 60% respectively during months where bulk concentrate is being produced in the copper circuit and about 75% each during months when saleable copper concentrate is produced in the copper circuit. The above production guidance assumes a minimum of three months and a maximum of six months of saleable copper concentrate production.

The Company estimates C1 cash cost of $0.70 to $0.90 per payable pound of zinc and $0.90 to $1.10 per payable pound of copper on a co-product basis.  C1 cash costs determined on a co-product basis require common costs to be allocated to each concentrate. The method to allocate common costs is based on the ratio of payable production volume, multiplied by budgeted metals prices. Until a saleable copper concentrate is consistently produced, the zinc co-product costs will remain high, due to a greater share of the cost allocation.

The updated geo-metallurgy drilling results from 2016 continue to be analyzed and will be reflected in an updated Mineral Reserves estimate for Bisha which is expected to be released in late Q2 2017. The new associated 43-101 technical report is expected to include an updated scoping study for potential underground mining at Bisha.

Sustaining capital at Bisha is estimated at $26 million for 2017 including $11 million for a tailings dam lift, $10 million for exploration and continued work on the underground feasibility study.

Outlook: Exploration

The Company is planning to drill over 130,000 metres during 2017 across three countries.  Approximately 90,000 metres will be drilled in Serbia at the Timok Upper Zone, the Timok Lower Zone and Tilva, the latter two which are joint ventures with Freeport-McMoRan and Rio Tinto respectively.

Another 40,000 metres of exploration drilling is planned in Eritrea.  Another critical activity to be completed in Eritrea during Q1 2017 is the completion of an airborne geophysical (VTEM) survey to identify shallow greenfield targets on the expanded Bisha exploration licenses.

Conference call details

The Company will hold a conference call on Friday February 24, 2017, at 8:00AM Vancouver / 11:00AM Toronto, New York / 4:00 PM London, to discuss the annual 2016 results and outlook for 2017. Please call in at least five minutes prior to the conference call start time to ensure prompt access to the conference. Dial in details are as follows:

North America: 1 888-390-0546 / +1 416-764-8688 / +1 778-383-7413
UK: 0800 652 2435 (toll free)
Other International: +1 416-764-8688 / +1 778-383-7413

The conference call will be available for replay until Friday, March 3, 2017, by calling 1 888-390-0541 / +1 416-764-8677 and entering passcode192626#.

Annual Report Filed

The Company has filed its annual report on Form 40-F with the United States Securities and Exchange Commission (www.sec.gov/edgar). The Company has also filed its Annual Information Form (AIF) in Canada on SEDAR (www.sedar.com). A copy of the AIF with link to Form 40-F is available on the Company’s website at www.nevsun.com. Shareholders may request a printed copy of the complete audited financial statements, free of charge, by email to ir@nevsun.com or by regular mail to 760-669 Howe Street, Vancouver BC V6C0B4 Canada.

About Nevsun Resources Ltd.

Nevsun Resources Ltd. is the 100% owner of the high-grade copper-gold Timok Upper Zone in Serbia and 60% owner of the high-grade copper-zinc Bisha Mine in Eritrea. Nevsun is well positioned with a strong debt-free balance sheet to grow shareholder value through advancing the Timok Project to production.

Forward Looking Statements

The above contains forward-looking statements or forward-looking information within the meaning of the United States Private Securities Litigation Reform Act of 1995, and applicable Canadian securities laws. Forward-looking statements are frequently, but not always, identified by words such as “expects”, “anticipates”, “believes”, “hopes”, “intends”, “estimated”, “potential”, “possible” and similar expressions, or statements that events, conditions or results “will”, “may”, “could” or “should” occur or be achieved. Forward-looking statements are statements concerning the Company’s current beliefs, plans, objectives and expectations about the future, including but not limited to statements and information made concerning: statements relating to the business, prospects and future activities of, and developments related to the Company, anticipated production and recoveries of zinc and copper, mineral reserve and resource estimates, dividends, goals, strategies, future growth, planned future acquisitions and explorations activities, anticipated C1 cash costs to produce zinc or copper, permitting on any of the Company’s projects, achievement of and timing for achievement of any key milestones including the delivery of a Pre-Feasibility Study on the Timok Project, delivery of an updated Mineral Reserve and Resource estimate for Bisha, resolution of metallurgical challenges from variable ore materials to produce concentrate, the adequacy of financial resources and other events or conditions that may occur in the future, and are inherently uncertain. The actual achievements of the Company or other future events or conditions may differ materially from those reflected in the forward-looking statements due to a variety of risks, uncertainties and other factors, including, without limitation, the risks that: (i) any of the assumptions in the historical resource estimates turn out to be incorrect, incomplete, or flawed in any respect; (ii) the methodologies and models used to prepare the resource and reserve estimates either underestimate or overestimate the resources or reserves due to hidden or unknown conditions, (iii) exploration activities or the mine operations are disrupted or suspended due to acts of god, internal conflicts in the country of Eritrea or Serbia, unforeseen government actions or other events; (iv) the Company experiences the loss of key personnel; (v) the Company’s operations or exploration activities are adversely affected by other political or military, or terrorist activities; (vi) the Company becomes involved in any material disputes with any of its key business partners, suppliers or customers; (vii) the Company is subjected to any hostile takeover or other unsolicited attempts to acquire control of the Company; (viii) the Company is subject to any adverse ruling in any of the pending litigation to which it is a party; (ix) the timing and success of improving the quality of the copper circuit product by resolving the metallurgical challenges from the variable ore materials being processed to produce concentrate from the copper circuit; (x) the effect on resource or reserve estimates due to the possible inability to resolve the metallurgical challenges on the variable ore materials being processed on a timely basis or at all; and other risks are more fully described in the Company’s Annual Information Form for the fiscal year ended December 31, 2016, which are incorporated herein by reference. The Company’s forward-looking statements are based on the beliefs, expectations and opinions of management on the date the statements are made and the Company assumes no obligation to update such forward-looking statements in the future, except as required by law. For the reasons set forth above, investors should not place undue reliance on the Company’s forward-looking statements.

Further information concerning risks and uncertainties associated with these forward-looking statements and our business can be found in our Annual Information Form for the year ended December 31, 2016, which is available on the Company’s website (www.nevsun.com), filed under our profile on SEDAR (www.sedar.com) and on EDGAR (www.sec.gov) under cover of Form 40-F.

NEVSUN RESOURCES LTD. “Cliff T. Davis” Cliff T. Davis President & Chief Executive Officer	For further information, Contact: Nevsun Investor Relations Tel: +1 604 623 4700 Toll free: 1 888 600 2200 Email: IR@nevsun.com Website: www.nevsun.com